SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE l3D
              Under the Securities Exchange Act of l934
                           Amendment No. 1

                     Guaranty National Corporation
                         (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             401192109
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
- -------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                     New York, New York l0112

                           July 2, 1996
- -------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:[x]

Check the following box if a fee is being paid with this statement: []

                  (Continued on following pages)

                  Exhibit Index Appears on Page 11

CUSIP No.401192109
- ---------------------------------------------------------------------
   1) Names of Reporting Persons      (a) Orion  Capital Corporation
      S.S. of IRS Identification          IRS No. 95-6069054
      Nos of Above Persons            (b) The Connecticut Indemnity
                                          Company
                                          IRS No. 06-0303520
                                      (c) Connecticut Specialty
                                          Insurance Company
                                          IRS No. 06-1121822
                                      (d) Design Professionals
                                          Insurance Company
                                          IRS No. 94-2319176
                                      (e) Employee Benefits
                                          Insurance Company
                                          IRS No. 95-1613489
                                      (f) EBI Indemnity Company
                                          IRS No. 06-1008792
                                      (g) The Fire and Casualty
                                          Insurance Company of
                                          Connecticut
                                          IRS No. 06-0640218
                                      (h) Security Insurance
                                          Company of Hartford
                                          IRS No. 06-0529570
                                      (i) Security Reinsurance
                                          Company
                                          IRS No. 06-1008792
                                      (j) SecurityRe, Inc.
                                          IRS No. 06-1008789
- -----------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
   (See Instructions)                   (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
                                        (h)  X
                                        (i)  X
                                        (j)  X
- --------------------------------------------------------------
3)  SEC use Only
- --------------------------------------------------------------

- --------------------------------------------------------------
4)  Source of Funds                     (a)  WC
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
                                        (h)  WC
                                        (i)  WC
                                        (j)  WC

- --------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
                                        (h)  Connecticut
                                        (i)  Connecticut
                                        (j)  Connecticut
- --------------------------------------------------------------
(7)  Sole Voting
Number              Power                  12,009,942
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       12,009,942
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
- --------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        12,009,942
- --------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)

- --------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  80.3%
- --------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC
                                          (i) CO, IC
                                          (j) CO

Item 1. Security and Issuer.
         -------------------

           This statement relates to the Common Stock, $1.00

par   value  (the  "Common  Stock"),  of  Guaranty  National

Corporation   ("GNC"  or  the  "Company").   The   principal

executive offices of GNC are located at 9800 South  Meridian

Boulevard, Englewood, Colorado 80112.

Item 2.  Identity and Background.
         ------------------------

           This   statement  is  filed  by   Orion   Capital

Corporation  ("Orion or the Parent"), a Delaware corporation with  its  principal executive offices at 600 Fifth  Avenue,

New  York, New York 10020, and nine of Orion's subsidiaries,

each  of which is a corporation organized under the laws  of the state of Connecticut:  The Connecticut Indemnity Company

("CI");  Connecticut Specialty Insurance  Company  ("CSIC");

Design  Professionals Insurance Company  ("DPIC");  Employee

Benefits  Insurance Company ("EBIC"); EBI Indemnity  Company

("EIC");   The  Fire  and  Casualty  Insurance  Company   of

Connecticut ("F&C"); Security Insurance Company of  Hartford

("SICH");   Security   Reinsurance  Company   ("SRC");   and

SecurityRe,  Inc.  ("SRI").  The principal  offices  of  CI,

CSIC, DPIC, EBIC, EIC, F&C, SICH, SRC and SRI are located at

9 Farm Springs Drive, Farmington,   Connecticut  06032.   Orion

owns, directly or indirectly,
all  of the outstanding capital stock of each of CSIC, DPIC,

EBIC,  EIC,  F&C,  SICH,  SRC  and  SRI  (collectively,  the

"Subsidiaries").    The  Subsidiaries,   other   than   SRI,

underwrite  and  sell  most types of property  and  casualty insurance  with  an  emphasis  on  commercial  insurance  in specialized  markets, particularly workers compensation  and

architect  and  engineer  professional  liability.  SRI   is

engaged in facultative reinsurance management.

         This statement amends Items 3, 4, 5, 6 and 7 of the

Schedule  13D  dated  May  8, 1996 (which  supplemented  and modified the information contained in Amendment No. 2 to the

Schedule  13G  dated  February 5, 1996 and  filed  in  paper format  by Orion and the Subsidiaries with respect to  GNC's

Common  Stock)  by  adding  to such  items  the  information contained herein.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          An aggregate of $85,100,000 was needed to purchase

the  4,600,000  shares of GNC Common Stock pursuant  to  the

Offer.   Each  Subsidiary and Orion utilized  its  available

cash  and  short-term investments to purchase the shares  of

GNC Common Stock which were the subject of the Offer.

Item 4.  Purpose of Transaction.
         -----------------------

          As of midnight on July 1, 1996, the Offer expired; and on

July 2, 1996 Orion and certain of the Subsidiaries accepted for payment, subject to proration, 4,600,000 shares of GNC

Common Stock.  In a press release dated July 9, 1996, a copy of which is attached  hereto as Exhibit 1 and incorporated by reference herein, Orion announced the successful consummation of the Offer to Purchase 4,600,000 shares of GNC Common Stock; the

4,600,000  shares so purchased, together with the  7,409,942

shares   of   GNC  Common  Stock  already   owned   by   the

Subsidiaries,  represents approximately  80.3%  of  the  GNC shares outstanding.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

           According to GNC's quarterly report on Form  10-Q

for  the quarter ended March 31, 1996, there were 14,961,354 shares  of GNC Common Stock outstanding as of May  6,  1996.

In  addition  to  the 7,409,942 shares of GNC  Common  Stock previously reported as owned by the Subsidiaries, Orion  and certain  of the Subsidiaries purchased a total of  4,600,000 shares  of GNC Common Stock at $18.50 per share pursuant  to the Offer, as follows:


     Company                   No. of Shares Purchased
     ----------                -----------------------

        Orion                         1,025,000
        CI                              650,000
        CSIC                            105,000
        DPIC                            150,000
        EBIC                            125,000
        EIC                             125,000
        F&C                             225,000
        SICH                          2,195,000
                                      ---------
                                      4,600,000
                                      =========

            Following consummation of the Offer,  Orion  and

the Subsidiaries own, in the aggregate, 12,009,942 shares of

GNC Common Stock, as follows:



     Company                   No. of Shares Directly Owned
     -------                   ----------------------------

       Orion                          1,025,000
       CI                             1,057,795
       CSIC                             215,154
       DPIC                             317,115
       EBIC                             618,612
       EIC                              630,379
       F&C                              422,416
       SICH                           7,116,802
       SRC                              538,955
       SRI                               67,714
                                     ----------
                                     12,009,942
                                     ==========


Orion may continue to be deemed the beneficial owner of all shares of GNC Common Stock owned by the Subsidiaries.

      Except  as previously reported, or to the extent  that

the officers and directors of Orion and the Subsidiaries may be  deemed to "beneficially own" shares of GNC Common  Stock by  reason  of their voting power or investment  power  with respect  to  the shares owned by Orion and the Subsidiaries,

no  officer or director of Orion nor any of the Subsidiaries beneficially owns, or has the
right to acquire, directly or indirectly, any shares of  GNC

Common  Stock or has effected any transaction in  shares  of

GNC Common Stock since May 3, 1996 (other than the tender of shares pursuant to the Offer).

 Item 6.  Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of
          the Issuer
          --------------------------------------------.

          Attached  hereto as Exhibit 2 and incorporated  by

reference herein is a copy of an Amendment, dated as of June

18,  1996,  to the Shareholder Agreement by and  among  GNC,

Orion  and the Subsidiaries.  The Amendment provides certain ongoing  rights to the shareholders of GNC other than  Orion and its Subsidiaries.

Item 7.  Materials to be filed as Exhibits
         ------------------------------------.

         Exhibit 1  -  Form of Press Release
                       of Orion dated July 9, 1996

         Exhibit 2  -  Amendment, dated as of June 18,
                       1996, to Shareholder Agreement by
                       and among GNC, Orion and the Sub-
                       sidiaries

                          Signatures
                          -----------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    ORION CAPITAL CORPORATION


                    By:/s/ Michael P. Maloney
                       ------------------------------
                       Vice President, General Counsel
                       and Secretary



                     THE CONNECTICUT INDEMNITY COMPANY

                     CONNECTICUT SPECIALTY INSURANCE COMPANY

                     DESIGN PROFESSIONALS INSURANCE COMPANY

                     EMPLOYEE BENEFITS INSURANCE COMPANY

                     EBI INDEMNITY COMPANY

                     THE FIRE AND CASUALTY INSURANCE COMPANY
                     OF CONNECTICUT

                     SECURITY INSURANCE COMPANY OF HARTFORD

                     SECURITY REINSURANCE COMPANY

                     SECURITYRE, INC.


                    By:/s/ Craig A. Nyman
                       ----------------------------
                       Vice President and Treasurer

Dated:  July 15, 1996

                         EXHIBIT INDEX


Exhibit 1           Form of Press Release dated July 9, 1996

Exhibit 2           Amendment, dated as of June 18, 1996, to
                    Shareholder Agreement by and among GNC,
                    Orion and the Subsidiaries


































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